Exhibit 3.2
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                           THIRD AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                          OVATION PRODUCTS CORPORATION

                        Pursuant to Sections 242 and 245
                         of the General Corporation Law
                            of the State of Delaware

      Ovation Products Corporation, a Delaware corporation (the "Corporation" or the "Company"), does hereby certify that this Third Amended and Restated Certificate of Incorporation of Ovation Products Corporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware and that the Corporation's original Certificate of Incorporation was filed with the Delaware Secretary of State on April 22, 1999.

      Article 1. The name of the Corporation is Ovation Products Corporation.

      Article 2. The address of its registered office in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, and the name of its registered agent at such address is The Corporation Trust Company (New Castle County).

      Article 3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

      Article 4.

      A. This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is fifty million (50,000,000) shares, forty million (40,000,000) shares of which shall be Common Stock (the "Common Stock") and ten million (10,000,000) shares of which shall be Preferred Stock (the "Preferred Stock"). The Preferred Stock shall have a par value of one cent ($0.01) per share and the Common Stock shall have a par value of one cent ($0.01) per share.

      Upon filing of this Third Amended and Restated Certificate of Incorporation, each outstanding one (1) share of Common Stock of the Corporation shall be split and divided into three (3) shares of Common Stock. No fractional shares shall be recorded in the stock ledger of the Corporation as a result of the stock split provided for above. Any fractional share (a "Fractional Interest") that would otherwise be issuable to a holder of Common Stock (a "Fractional Share Holder") shall be treated as described in the following sentence: The Fractional Interest shall be cancelled and the Fractional Share Holder shall be entitled to receive an amount in cash equal to the product of the Fractional Interest to which such Fractional Share Holder would otherwise have been entitled, multiplied by the fair market value of one share of Common Stock immediately following the effectiveness of the stock split provided for above, as determined by the board of directors. Whether or not a Fractional Interest is to be recorded as a result of the stock split provided for above shall be determined on the basis of the total number of shares of Common Stock held by the record holder at the time the stock split occurs.

      B. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation (voting together on an as-if-converted basis if there are any shares of convertible Preferred Stock outstanding having the right to vote on an as-if-converted basis).

      C. The Preferred Stock may be issued from time to time in one or more series, without further stockholder approval. The board of directors is hereby authorized, in the resolution or resolutions adopted by the board of directors providing for the issue of any wholly unissued series of Preferred Stock, within the limitations and restrictions stated in this certificate of incorporation, to fix the designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions thereof,

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including, without limitation, the authority to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

      Article 5. In furtherance and not in limitation of the powers conferred by statute the board of directors is expressly authorized to adopt, amend, or repeal the bylaws of the Corporation.

      Article 6. Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

      Article 7. The personal liability of the directors of the Corporation shall be eliminated to the fullest extent permitted by law. The Corporation is authorized to indemnify (and advance expenses to) its directors and officers to the fullest extent permitted by law. Neither the amendment, modification or repeal of this Article nor the adoption of any provision in this certificate of incorporation inconsistent with this Article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.




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      IN WITNESS WHEREOF, OVATION PRODUCTS CORPORATION has caused this Third
Amendment and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 30th day of September, 2005.

                                            OVATION PRODUCTS CORPORATION



                                            By: /s/ Robert MacDonald
                                                --------------------------
                                                Robert MacDonald
                                                Chief Executive Officer